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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST 10TH ST
(No. and Street)

WEST POINT (City) GEORGIA (State) 31833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK E. PLAN 334-444-0322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

6 CONCOURSE PARKWAY (Address) ATLANTA (City) GEORGIA (State) 30328 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE BUTLER NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2020

With

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2020

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a Georgia corporation) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JSL Securities, Inc.'s management. Our responsibility is to express an opinion on JSL Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JSL Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as JSL Securities, Inc.'s auditor since 2006.
Atlanta, Georgia
February 26, 2021

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Assets	
Cash	$ 2,271,234
Other Assets	2,529
Receivable from Affiliate	2,501,759
TOTAL ASSETS	$ 4,775,522

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to Affiliate, net	$ 182,853
Accrued Expenses	266,820
Deferred Taxes	35,955
TOTAL LIABILITES	485,628
Stockholder's Equity	
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Paid-in Capital	130,490
Retained Earnings	4,159,394
TOTAL STOCKHOLDER'S EQUITY	4,289,894
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,775,522

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2020

Commissions Revenue	$ 2,793,268
Operating Expenses	
Compensation Expense	1,742,030
Management Fees	120,396
Other	88,274
Total Operating Expenses	1,950,700
Net Income before Income Tax Expense	842,568
Income Tax Expense	219,713
Net Income	$ 622,855

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2020

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2019	$ 10	$ 130,490	$3,536,539	$3,667,039
Net Income	-	-	622,855	622,855
Balance at December 31, 2020	$ 10	$ 130,490	$ 4,159,394	$4,289,894

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$ 622,855
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in other assets	(1,345)
Increase in accrued expenses	137,517
Increase in Deferred Taxes	35,955
Decrease in due to Parent, net	(803,201)
Net Cash Used in Operating Activities	(8,219)
Cash Flows from Investing Activities	
Increase in Receivable from Affiliate	(2,501,759)
Net Cash Used in Investing Activities	(2,501,759)
NET DECREASE IN CASH	(2,509,978)
Cash at Beginning of Year	4,781,212
Cash at End of Year	$ 2,271,234

See accompanying notes to financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. On January 31, 2017, JSL was merged with and into Marsh & McLennan Agency, LLC (MMA) a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), a publicly traded entity. The Company survived the merger and continued to operate as a registered broker-dealer as a wholly owned subsidiary of MMA. On November 1, 2018 MMA transferred its ownership of the Company to Marsh Insurance & Investments, LLC (MIIL). MIIL is an affiliated entity of MMC. The Company clears it trades through third party broker dealer agreements with Royal Alliance, Inc., FSC Securities, Inc. and Pro-Equities, Inc.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company receives an upfront fee for services, a trailing commission, or some combination thereof. Upfront commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are recognized at the time of sale (or, in the case of insurance and annuity products, when the policy is accepted by the carrier). Trailing commissions are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing commissions are generally received monthly or quarterly while our client holds the investment or holds the contract. As these trailing commissions are based on factors outside of our control, including market movements and client behavior (i.e., how long clients hold their investment, insurance policy or annuity contract), such revenue is recognized when it is probable that a significant reversal will not occur.

Concentration of Credit Risk: The Company maintains balances with banks in excess of federally insured limits. Deposit accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2020, the Company exceeded FDIC limits at various institutions by approximately $1,868,000. The Company has not experienced any losses in such accounts and believes there is little to no exposure of any significant credit risk.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, MIIL.

At December 31, 2020, management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2019, 2018 and 2017 which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2020, two sources accounted for approximately 97% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2021 and February 26,2021 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with three separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third-party broker dealer. Company sales representatives are affiliated with both the third-party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third-party broker dealer and instead direct the third-party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third-party broker dealer agreements during 2020 totaled $2,725,326 of which the Company recognized $2,293,873 from Royal Alliance, $350,838 from FSC Securities Corporation, and $80,615 from Pro-Equities, Inc.

NOTE C—RELATED PARTY TRANSACTIONS

Effective February 1, 2017, JSL Securities entered into an Expense Sharing Agreement with MMA. JSL Securities agreed to pay MMA for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2020, JSL Securities reimbursed MMA approximately $120,000 under the Agreement. Additionally, MMA funded payments for federal and state income taxes for the Company during 2020 which were accounted for through the Due to Parent account.

In May 2020, JSL Securities transferred $2,500,000 in cash to MMC. This cash is held in an interest-bearing account with MMC for cash management purposes. At December 31, 2020 the Receivable from Affiliate balance is $2,501,759. This asset is treated as a non-allowable asset for net capital purposes.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2020, the Company had net capital of $1,785,606 which was $1,753,231 in excess of its required net capital of $32,375. Reference Schedule I included in Supplemental Information of this report.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current provision:	
Federal	$ 144,577
State	38,276
Total current income taxes	182,853
Deferred provision:	
Federal	22,527
State	14,333
Total deferred income taxes	36,860
Total provision for income taxes	$ 219,713

The Company files its federal and state income tax returns as part of a consolidated group with Parent. The Company and Parent have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return.

As of December 31, 2020, the Company has recorded a federal current and state income tax expense of $167,104. This amount is shown as a payable Due to the Parent for its share of the 2020 consolidated federal and state income tax liabilities. This amount will be paid to the Parent in 2020. For 2020, the Company has also recorded a state current and deferred income tax expense of $36,860. This amount is shown as a deferred tax liability.

Income taxes for financial reporting purposes differ from the amount computed and expensed by applying the statutory federal income tax rate of 21% for the year ended December 31, 2020, for the reasons below:

Federal taxes (expense) at statutory rate	$ 176,939
Increases/decreases in taxes resulting from:	
State taxes, net of federal income tax benefit	38,276
Temporary Differences	7,120
Entertainment	(2,622)
Total provision for income taxes	$ 219,713
Effective tax rate	26.08%

NOTE E—INCOME TAXES-CONTINUED

The components of deferred income taxes included in Due to the Parent in the accompanying Statement of Financial Condition at December 31, 2020, is as follows:

Deferred tax liabilities:	
Equipment related to depreciation and amortization	$ 35,955
Total deferred tax liabilities	$ 35,955

NOTE F – DEFINED CONTRIBUTION PLAN

The MMC 401(k) & Savings Plan cover's substantially all employees of the Company. MMC. matches fifty percent (50%) of the first six (6%) of salary that each participant contributes not to exceed more than three percent (3%) of the participants' eligible compensation.

SUPPLEMENTAL INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2020

Computation of Net Capital	
Total stockholder's equity	$ 4,289,894
Deduct non-allowable assets	(2,504,288)
Net capital	$ 1,785,606
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 485,628
Computation of Minimum Net Capital Requirement	
Net capital	$ 1,785,606
Minimum net capital to be maintained (Greater of $5,000 or 6 2/3% of total aggregate indebtedness)	(32,375)
Net capital in excess of requirement	$ 1,753,231
Percentage of aggregate indebtedness to net capital	27.20%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2020 as amended on January 15, 2021 and the audited financial statements at December 31, 2020.

See accompanying report of independent registered public accounting firm.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
DECEMBER 31, 2020

The following statements and computations are not applicable at December 31, 2020, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

JSL Securities, Inc.
Exemption Report
December 31, 2020

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

JSL Securities, Inc.

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Frank E. Plan
President

Date: 2-26-2021

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 26, 2021

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of JSL Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JSL Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating JSL Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. JSL Securities, Inc.'s management is responsible for its form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in account 3450763201, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the general ledger, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, we noted no overpayment on Form SIPC-7.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JSL Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JSL Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, Georgia
February 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JSL SECURITIES, INC (140116)
300 WEST TENTH ST.
WEST POINT, GEORGIA 31833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK E. PLAN, PRESIDNET (706) 645-8242

2. A. General Assessment (item 2e from page 2) $ 4,088

B. Less payment made with SIPC-6 filed (exclude interest) (914)
7/7/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,174

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 3,174

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JSL SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FRANK E. PLAN, PRESIDENT
(Title)

Dated the 11TH day of JANUARY, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,793,268
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	66,106
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	1,836
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	
Total deductions	67,942
2d. SIPC Net Operating Revenues	$2,725,326
2e. General Assessment @ .0015	$4,088

(to page 1, line 2.A.)

FOR SECURITY PURPOSES, THE FACE OF THIS DOCUMENT CONTAINS A COLORED BACKGROUND AND MICROPRINTING IN THE BORDER

63-68/631

CHECK # 0064000011

JSL

J. Smith Lanier & Co.

a Marsh & McLennan Agency LLC company

Insuring People & Business . . . Since 1868

P.O. Box 70, West Point, Georgia 31833

DATE 01/14/2021 AMOUNT $ $$$$$3,174.00

PAY THREE THOUSAND ONE HUNDRED SEVENTY FOUR DOLLARS AND 00 CENTS DOLLARS

Capital City Bank

FOR

PAY TO THE ORDER OF

Securities Investor Protection Corp
PO Box 92185
Washington, DC 20090-2185

THIS DOCUMENT CONTAINS A WATERMARK - HOLD TO A LIGHT SOURCE TO VIEW.

⑈0064000011⑈ ⑆063100688⑆ 3450763201⑈